April 1, 2016

Re:	Ambow Education Holding Ltd.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 21, 2015
File No. 001-34824

Larry Spirgel
Assistant Director – AD Office 11

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 21, 2015 with respect to the Form 20-F filed on April 21, 2015 (the “20-F”) by the Company. For your convenience, the text of the Staff’s comments is set forth below, followed in each case by the Company’s response.

Results of Operations

Year ended December 31, 2014 compared with year ended December 31, 2013

Net revenues, page 132, Tutoring, page 135, Career enhancement, page 137, and K-12 schools, page 138

1.	We note from the last paragraph of page 106 and the second paragraph of page 112 that your revenue have declined materially in part because of “increasing requested refund from the students”. Please explain for us how your revenues can be materially impacted by such request given your stated practice of not providing refunds. Explain for us whether refunds or credits or other adjustments were made for the benefit of dissatisfied students during each of the reporting periods, and if so tell us the terms of those refunds, credits or other adjustments.

Company Response:

The Company respectfully advises the Staff that its refund policy only applies to educational programs and services, which includes K-12, tutoring and career enhancement. The standard practice of not providing refunds only applies to sales of software products and services. The Company suspended its sales of software products and services after 2012. There were no software sales after 2013. As such, the Company will exclude the section related to “Sales to distributors” from its 2015 Annual Report filing on Form 20-F to avoid any confusion.

The refunds on tuition fees collected from educational programs and services are only allowed after the first trial session, but before the start of the second session, after which no refunds are allowed. In other cases, the Company may issue refunds when circumstances require it, such as the students not receiving the educational program or service they have paid for. In this regard, in 2013, one of the former owners of the deconsolidated entities in Guangzhou collected advance tuition fees from students but failed to start the educational programs as promised, which caused these students’ parents to panic and request refunds. As a result, the Company refunded approximately RMB3.0 million in aggregate to the affected students in 2014. Other than this incident, there was no major refunds identified in relation to Company’s educational programs and services segment for 2013 and 2014.

2.	Tell us and quantify for us and disclose the separate impact of each factor materially affecting your revenues. Quantify the impact of declining student enrollments and refunds to students. Quantify also as applicable any material impact on your revenues due to changing course fee rates.

Company Response:

The Company respectfully advises the Staff that revenues declined RMB124.5 million from RMB536.5 million in 2013 to RMB412.0 million in 2014. This decline in revenues was mainly caused by the lower number of student enrollments, decreasing from 114,000 in 2013 to 83,000 in 2014, representing a 27% decrease in revenues compared to 2013. The revision of tuition fees for the respective segment was not significant for the years ended December 31, 2013 and 2014. Hence, it did not have any material impact on the Company’s revenues in those periods.

There were two main reasons for the decrease in number of student enrollments: under-performing tutoring business and deconsolidation of four entities.

-	Tutoring revenues declined by RMB89.2 million in 2014

a.	Tutoring centers (excluding deconsolidated entities): revenue declined by RMB65.1 million

Some of the tutoring centers encountered operational difficulties following the appointment of the Joint Provisional Liquidators (“JPLs”) in June 2013. Under Cayman Islands law, the authority of the Company’s Board of Directors ceased upon the appointment of JPLs. The JPLs were in charge of the Company’s operations from June 2013 to May 2014. During this period, a significant number of students and parents cancelled tutoring classes. In addition, employee morale was also significantly affected. High employee turnover during this period affected the ability of the Company’s profit centers to attract new student enrollments and generate new revenues.

b.	Impact from the Deconsolidation: revenue declined by RMB24.1 million

There were three entities relating to our tutoring business that were deconsolidated in 2013 and 2014. The reasons for the deconsolidation of these entities are further elaborated in response to Comment 4 below.

Entity Name	Deconsolidation date
Guangzhou DP Tutoring	December 31, 2013
Tianjin Tutoring	September 30, 2013
Jilin Tutoring	September 30, 2014

-	Career Enhancement: revenues declined by RMB20.0 million

The decline was mainly caused from the deconsolidation of the Guangzhou ZS Career Enhancement as of December 31, 2013, which caused the revenue to decrease by RMB9.0 million. In addition, certain contracts with the partner schools expired in 2014 which caused revenues to decrease by RMB11.0 million. These contracts were subsequently renewed in 2015.

-	K-12: revenues declined by RMB15.3 million

The decline was mainly due to the different amortization days of revenue basis due to timing of public holidays in China.

The Company will disclose the decrease in number of enrollments as the major contributing factor that caused the decline in 2014 revenue in its 2015 Annual Report filing on Form 20-F and include disclosure regarding the separate impact of each factor materially affecting the Company’s revenues in future filings with the Commission.

3.	Similarly, please quantify for us, and if material disclose the impact on your revenues and results of operations caused by your loss of control over several of your VIEs during the reporting periods.

Company Response:

The Company respectfully advises the Staff that there was a decrease in revenues in the amount of RMB29.4 million and a decrease in net losses of RMB20.7 million caused by four VIEs that the Company lost control of in 2013 and 2014.

The impact of deconsolidating these entities in 2013 was not material, since these entities were deconsolidated towards the last quarter of 2013.

The Company will disclose the impact on its revenues and results of operations caused by the loss of control of the VIEs during the reporting periods in the Company’s 2015 Annual Report filing on Form 20-F.

Financial Statements

1. Organization and Principal Activities

c. Major subsidiaries and VIEs, page F-13

26. Deconsolidation, page F-53

4.	Explain for us in reasonable detail how loss of confidence in your Group by personnel at Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement, and Jilin Tutoring resulted in your loss of control over these legal subsidiaries of your VIEs. Describe how such control was lost. We note that your VIEs own 100% of the legal equity of these four subsidiaries. Explain for us in detail the legal basis for the refusal by Tianjin Tutoring and Jilin Tutoring to provide you with financial statements. In this regard please tell us the following:

•	The circumstance surrounding the failure by Tianjin Tutoring and Jilin Tutoring to provide you with financial statements;

•	The extent to which each of the four subsidiaries continue to operate;

•	Quantify the impact of the loss of these subsidiaries on your revenues and results of operations;

•	Describe your efforts to maintain and to recover control of these subsidiaries of your VIEs;

•	Describe what legal recourse, if any, is available for you to regain control over these four deconsolidated subsidiaries of your VIEs; and

•	Explain for us why you have not regained such control.

Please address all pertinent accounting literature in your response and tell us your basis for deconsolidating these four subsidiaries.

Company Response:

The Company respectfully advises the Staff that during the reporting periods, the appointment of the JPLs caused significant doubts among the students and their parents, as well as the Company staff about the ability of JPLs to control the Company effectively. As a result, the Company’s revenues decreased significantly from 2013 to 2014. In addition, cash flow constraints and high employee turnover caused significant operational difficulties. The JPLs tried to raise funds for the Company during the period, but their attempts were unsuccessful.

All of the management teams of the deconsolidated entities previously were the former owners of the centers. With decreased revenues and severe liquidity issues, the management team requested the JPLs to provide financial support to these deconsolidated entities. However, their requests were unanswered. Given the inadequate support received from the JPLs, these former owners and employees of the deconsolidated entities have all left. They have taken away the deconsolidated entities company seals, business license and other relevant registration documents (“the relevant legal items” or “these items”) when they left. In China, these items are important for an entity to conduct day to day business activities, including entering into employment contracts with teachers, issuing tuition fee invoices to students, making payments for business expenses, submitting regulatory filings and similar corporate actions. Without possessing these items the Company did not have control over these entities by the deconsolidation date described above in response to Comment 2.

Following the dismissal of JPLs and the return of management authority to the Board of Directors of the Company, the Company regained control over the deconsolidated entities in the second half of 2015. All the previously mentioned legal items were returned and were placed under the custody of the Company. However, the deconsolidated entities businesses had ceased.

The Company also respectfully advises the Staff with respect to specific points listed above:

•	The circumstance surrounding the failure by Tianjin Tutoring and Jilin Tutoring to provide you with financial statements;

a)	Tianjin Tutoring

The relevant legal items, as well as books and records of Tianjin Tutoring were under the management of the former owner and principal. The Tianjin Tutoring management stopped providing financial statements to the Group beginning September 30, 2013 as the business was slowing down and they were not satisfied with the JPL’s management and support. Since then, the former owner and all the employees resigned from their positions in Tianjin Tutoring. By the deconsolidation date, the Company did not have the ability to control the business activities of Tianjin Tutoring, therefore the Company decided to deconsolidate this entity. As mentioned in the preceding section, the Company re-established control over Tianjin Tutoring in the second half of 2015. However all the operations of Tianjin Tutoring had ceased.

b)	Jilin Tutoring

The management of Jilin Tutoring did not receive the level of expected financial support from the Company after the JPLs took control of the Company. Similar to Tianjin Tutoring, their business was slowing down and the management was not satisfied with the JPL’s management and support and therefore they stopped providing financial statements to the Company. The relevant legal items were also under the custody of Jilin Tutoring management. As such, management and employees of Jilin Tutoring all left the Company after September 30, 2014. By that time, the Company had decided to deconsolidate this entity. As mentioned in the preceding section, the Company re-established control over Jilin Tutoring in the second half of 2015. However all the operations of Jilin Tutoring had ceased.

•	The extent to which each of the four subsidiaries continue to operate;

The operations of all four subsidiaries have completely ceased.

•	Quantify the impact of the loss of these subsidiaries on your revenues and results of operations;

The revenue included in the 2013 Group results for Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement and Jilin Tutoring were RMB7.0 million (nine months), RMB1.8 million (twelve months), RMB9.0 million (twelve months) and RMB15.3 million (twelve months), respectively; while there were nil, nil, nil and RMB3.7 million (nine months) of revenue included in 2014 for these deconsolidated entities, respectively.

All the four deconsolidated entities were operating at a loss in 2013. The net loss for Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement and Jilin Tutoring were RMB10.8 million (nine months), RMB4.1 million (twelve months), RMB6.5 million (twelve months) and RMB1.3 million (twelve months), respectively; while there was nil, nil, nil and RMB2.0 million (nine months) of net loss in 2014 for these deconsolidated entities, respectively.

•	Describe your efforts to maintain and to recover control of these subsidiaries of your VIEs;

Following the dismissal of JPLs and with the return of management authority to the Board of Directors of the Company, the Company regained control of these deconsolidated entities in the second half of 2015. A legal team has been sent to resolve the issues with the ex-owners. As a result, the management has successfully regained control over the relevant legal items and the subsidiaries of VIEs. However, all the operations of these deconsolidated entities have ceased.

•	Describe what legal recourse, if any, is available for you to regain control over these four deconsolidated subsidiaries of your VIEs; and

As mentioned in the preceding paragraph, the Company has regained control over these four deconsolidated subsidiaries in the second half of 2015.

•	Explain for us why you have not regained such control.

As mentioned in the preceding paragraph, the Company has regained control over these four deconsolidated subsidiaries in the second half of 2015.

Determination of deconsolidation and accounting literature:

Following literature (ASC Subtopic 810-10, paragraph 810-10-40-4) states when a subsidiary should de-consolidated:

A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in the preceding paragraph as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets. See paragraph 810-10-55-4A for related implementation guidance.

810-10-55 Implementation Guidance and Illustrations

>>  Deconsolidation of a Subsidiary

55-4A All of the following are circumstances that result in deconsolidation of a subsidiary under paragraph 810-10-40-4:

a. A parent sells all or part of its ownership interest in its subsidiary and, as a result, the parent no longer has a controlling financial interest in the subsidiary.

b. The expiration of a contractual agreement that gave control of the subsidiary to the parent.

c. The subsidiary issues shares, which reduces the parent’s ownership interest in the subsidiary so that the parent no longer has a controlling financial interest in the subsidiary.

d. The subsidiary becomes subject to the control of a government, court, administrator, or regulator.

The Company acknowledges that the facts and circumstances relating to the four deconsolidated VIEs does not come within the examples referred to in the guidance described above. However, they meet the requirements of item a.1. in the exceptions for consolidation for subsidiaries described in paragraph 810-15-10 below:

A reporting entity shall apply consolidation guidance for entities that are not in the scope of the Variable Interest Entities Subsections (see the Variable Interest Entities Subsection of this Section) as follows:

a. All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated. However, there are exceptions to this general rule.

1.	A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner [Emphasis added]—for instance, if any of the following are present:

i. The subsidiary is in legal reorganization

ii. The subsidiary is in bankruptcy

iii. The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary.

…..

Although the Company owned 100% of the equity interest in these deconsolidated entities during all periods involved, following the appointment of the JPLs, it lost effective control (within the meaning of ASC 810) over these entities as a result of the withholding of relevant books and records (for Tianjin Tutoring and Jilin Tutoring), including the relevant legal items, and accordingly the Company determined that further consolidation was inappropriate for these entities. The facts and circumstances of this situation appear very similar to the item “iii” above, although the controls and uncertainties were not “governmentally imposed.” We note, however, that the list of (i)-(iv) is illustrative only, and that other circumstances could exist pursuant to which “control does not rest with the majority owner,” which would be the situation encountered by the Company after losing possession of the relevant legal items for the subsidiaries of the VIEs.

5.	We note that your prior consolidation of Tianjin Tutoring, Guangzhou DP Tutoring, Guangzhou ZS Career Enhancement, and Jilin Tutoring was based on your conclusion that you controlled each of these four subsidiaries. It appears from your disclosures in prior filings that these four subsidiaries were governed and controlled in the same manner by which your currently consolidated VIE subsidiaries are controlled. Explain to us management’s consideration of this circumstance, the loss of control over the four subsidiaries, when concluding that the Company’s current consolidation policy is appropriate with respect to its VIEs and similarly situated subsidiaries. Also, please tell us how your arrangements providing control over your currently consolidated subsidiaries differs from the arrangements that were in place over your deconsolidated VIE subsidiaries.

Company Response:

The Company respectfully advises the Staff that, although the four deconsolidated entities were governed and controlled in the same manner as other entities within the Company’s control, the particular surrounding circumstances gave rise to critical concerns relating to these tutoring centers during the periods under the JPL’s control, as mentioned earlier, and impacted the level of actual control held by the entity’s majority equity interest owner within the meaning of ASC 810. Since the dismissal of the JPLs in May 2014, the Company’s Board of Directors has been reconstituted -- three new directors were appointed to the Board. With the new Board of Directors in place, the Company’s management has strengthened its control over its existing legal entities and believes the standards stated in ASC 810 are met with respect to these entities. Management is of the view that the likelihood of losing control of its existing entities is remote.

Additionally, the Company has taken the actions listed below (which differ from the arrangements that were in place over the deconsolidated VIE subsidiaries):

-Sending new management teams of the Company to individual schools following acquisition and replacing all management positions previously governed by the former owners;

-Centralizing the operations of respective schools and tutoring centers by:

a.	setting up Financial Share Service Centers across the Company and standardizing the Company’s Finance and Operation Policies throughout the Company; as well as

b.	Implementing new ERP systems to standardize operations, enhance central controls, and create synergy of the Company’s resources;

-Streamlining the internal control structure with effective communication channels and regular management meetings.

Since the deconsolidation of these entities, the Company’s management is heavily involved in restructuring the tutoring centers and the school operating process through the appointment of key management persons in the tutoring centers and schools, centralizing treasury management and reorganizing finance policies and procedures.

With the above practices in place, the Company is confident that it will be able to control all legal entities within the Company going forward.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s responses, please contact me at 212.407.4970.

Very truly yours,

/s/ Norwood Beveridge

Norwood Beveridge

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 21, 2015 with respect to the Form 20-F File No. 001-34824, filed on April 21, 2015, by Ambow Education Holding Ltd. (the “Company”), the undersigned hereby acknowledges on behalf of the Company that in connection with its response to the Staff’s comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	President and Chief Executive Officer